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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

    Bank                             Raymond                        L.
--------------------------------------------------------------------------------
   (Last)                           (First)                     (Middle)

                          9690 Deereco Road, Suite 800
--------------------------------------------------------------------------------
                                    (Street)

  Timonium                            MD                         21093
--------------------------------------------------------------------------------
   (City)                           (State)                      (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

                        Regency Centers Corporation (REG)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

________________________________________________________________________________
4.   Statement for Month/Day/Year

                                September 9, 2002
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)

================================================================================
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

                         _______________________________
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                   5.
                                                                                                   Amount of
                                                                                                   Securities   6.
                                                                   4.                              Beneficially Owner-
                                                                   Securities Acquired (A) or      Owned        ship
                                           2A.        3.           Disposed of (D)                 Following    Form:     7.
                              2.           Deemed     Transaction  (Instr. 3, 4 and 5)             Reported     Direct    Nature of
                              Trans-       Execution  Code         ------------------------------- Trans-       (D) or    Indirect
1.                            action       Date,      (Instr. 8)                  (A)              action(s)    Indirect  Beneficial
Title of Security             Date         if any     ------------                or               (Instr.      (I)       Ownership
(Instr. 3)                    (mm/dd/yy)   (mm/dd/yy)  Code    V       Amount     (D)    Price     3 & 4)       (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                  09/09/02                 M               1,000      A      $22.25
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                  09/09/02                 F                 717      D      $31.05
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                  09/09/02                 M               3,750      A      $21.8750
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                  09/09/02                 F               2,642      D      $31.05
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                  09/09/02                 M               2,500      A      $22.0625
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                  09/09/02                 F               1,776      D      $31.05
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                  09/09/02                 M               1,250      A      $24.60
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                  09/09/02                 F                 990      D      $31.05
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                  09/09/02                 M               1,521      A      Note 1    12,567       D
====================================================================================================================================

*    If the Form is filed by more than one Reporting Person, see Instruction
     4(b)(v).

Note 1: Settlement of dividend equivalent units in connection with exercise of option.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/98)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of Deriv- Form
               2.                                                                                         ative
               Conver-                            5.                            7.                        Secur-    Deriv-  11.
               sion                               Number of                     Title and Amount          ities     ative   Nature
               or               3A.               Derivative   6.               of Underlying     8.      Bene-     Secur-  of
               Exer-            Deemed   4.       Securities   Date             Securities        Price   ficially  ity:    In-
               cise     3.      Execu-   Trans-   Acquired (A) Exercisable and  (Instr. 3 and 4)  of      Owned     Direct  direct
               Price    Trans-  tion     action   or Disposed  Expiration Date  ----------------  Deriv-  Following (D) or  Bene-
1.             of       action  Date,    Code     of(D)        (Month/Day/Year)          Amount   ative   Reported  In-     ficial
Title of       Deriv-   Date    if any   (Instr.  (Instr. 3,   ----------------          or       Secur-  Trans-    direct  Owner-
Derivative     ative    (Month/ (Month/    8)       4 and 5)    Date    Expira-          Number   ity     action(s) (I)     ship
Security       Secur-   Day/    Day/     ------   ------------ Exer-    tion             of       (Instr  (Instr.   (Instr. (Instr.
(Instr. 3)     ity      Year)   Year)    Code V    (A)  (D)    cisable  Date     Title   Shares    5)     4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

Stock option                                                                     Common
(right to buy) $22.25   09/09/02         M              1,000  12/31/99 12/31/08 Stock   1,000                 0
------------------------------------------------------------------------------------------------------------------------------------
Stock option                                                                     Common
(right to buy) $21.8750 09/09/02         M              3,750  05/06/00 05/06/09 Stock   3,750            1,250     D
------------------------------------------------------------------------------------------------------------------------------------
Stock option                                                                     Common
(right to buy) $22.0625 09/09/02         M              2,500  05/03/01 05/03/10 Stock   2,500            2,500     D
------------------------------------------------------------------------------------------------------------------------------------
Stock option                                                                     Common
(right to buy) $24.60   09/09/02         M              1,250  05/01/02 05/01/11 Stock   1,250            3,750     D
------------------------------------------------------------------------------------------------------------------------------------
Stock option                                                                     Common
(right to buy) $31.05   09/09/02         A           717       09/09/02 12/31/08 Stock     717              717     D
------------------------------------------------------------------------------------------------------------------------------------
Stock option                                                                     Common
(right to buy) $31.05   09/09/02         A         2,642       09/09/02 05/06/09 Stock   2,642            2,642    D
------------------------------------------------------------------------------------------------------------------------------------
Stock option                                                                     Common
(right to buy) $31.05   09/09/02         A         1,776       09/09/02 05/03/10 Stock   1,776            1,776    D
------------------------------------------------------------------------------------------------------------------------------------
Stock option                                                                     Common
(right to buy) $31.05   09/09/02         A           990       09/09/02 05/01/11 Stock     990              990    D
------------------------------------------------------------------------------------------------------------------------------------
Divident                                                                         Common
Equivalent     1 for 1  09/09/02         M              1,521  Note 1            Stock   1,521                0
====================================================================================================================================


Explanation of Responses:

Note 1: Settlement of dividend equivalent units in connection with exercise of option.



       /s/ Linda Y. Kelso                                  September 11, 2002
---------------------------------------------            -----------------------
      Linda Y. Kelso, as attorney-in-fact                         Date
      for Raymond L. Bank

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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